UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Orion Biotech Opportunities Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share, included as part of the Units

(Title of Class of Securities)

G6780C125**

(CUSIP Number)

May 14, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
**	The CUSIP provided is for units that consist of one Class A Ordinary Share, $0.0001 par value, and one-fifth of one redeemable warrant

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Amy Bowler

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

(303) 295-8000

CUSIP No. G6780C125

1	Names of Reporting Person. Gerald D. Hosier
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,500,000 (1)
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 1,500,000 (1)
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 7.5% (2)
12	Type of Reporting Person IN

(1)	Represents 1,500,000 Ordinary Shares (as defined herein) held by the Gerald D. Hosier Revocable Trust. Mr. Hosier, the trustee of the Gerald D. Hosier Revocable Trust, has sole and dispositive power over the Ordinary Shares held by the Gerald D. Hosier Revocable Trust.

(2)	Based on a total of 20,000,000 Ordinary Shares issued and outstanding as of August 12, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed by the Issuer with the SEC on August 12, 2021.

CUSIP No. G6780C125

1	Names of Reporting Person. Gerald D. Hosier Revocable Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization

State of Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,500.000 (1)
	6	Shared Voting Power (see Item 5 below) 0
	7	Sole Dispositive Power 1,500.000 (1)
	8	Shared Dispositive Power (see Item 5 below) 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (11) 7.5% (2)
12	Type of Reporting Person OO

(1)	Represents 1,500,000 Ordinary Shares held by the Gerald D. Hosier Revocable Trust. Mr. Hosier, the trustee of the Gerald D. Hosier Revocable Trust, has sole and dispositive power over the Ordinary Shares held by the Gerald D. Hosier Revocable Trust.

(2)	Based on a total of 20,000,000 Ordinary Shares issued and outstanding as of August 12, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed by the Issuer with the SEC on August 12, 2021.

SCHEDULE 13G

This Schedule 13G is filed jointly on behalf of the Gerald D. Hosier Revocable Trust, a trust formed in the State of Nevada (the “Trust”) and Gerald D. Hosier, the sole trustee of the Trust (together with the Trust, the “Reporting Persons”).

Item 1(a).	Name of Issuer

Orion Biotech Opportunities Corp. (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

645 Fifth Avenue 21st Floor New York, New York 10022
Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i) Gerald D. Hosier Revocable Trust
(ii) Gerald D. Hosier

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2020 Red Mountain Rd. Aspen, Colorado 81611

Item 2(c).	Citizenship

(i) Gerald D. Hosier Revocable Trust, a trust formed in the State of Nevada.
(ii) Gerald D. Hosier is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value (the “Ordinary Shares”)

Item 2(e).	CUSIP Number

G6780C125

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the institution: ________________;

(k) Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

(a) Amount beneficially owned: 1,500,000 Ordinary Shares

(b) Percent of class: 7.5%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 1,500,000 Ordinary Shares

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or direct the disposition: 1,500,000 Ordinary Shares

(iv) Shared power to dispose or to direct the disposition:

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2021	Gerald D. Hosier Revocable Trust

	By:	/s/ Gerald D. Hosier
		Name:	Gerald D. Hosier
		Title:	Trustee of Gerald D. Hosier Revocable Trust

Date: October 15, 2021	By:	/s/ Gerald D. Hosier
Gerald D. Hosier